  SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________
Amendment No. 1

REDWOOD MORTGAGE INVESTORS VIII
(Name of Subject Company)

MACKENZIE REALTY CAPITAL, INC.
AND MACKENZIE CAPITAL MANAGEMENT, LP

(Bidders)
UNITS OF LIMITED PARTNERSHIP INTEREST
(Title of Class of Securities)

758059307
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Capital Management, LP	MacKenzie Capital Management, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$6,000,000	$697.20

*	For purposes of calculating the filing fee only. Assumes the purchase of 30,000,000 Units at a purchase price equal to $0.20 per Unit in cash.

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $697.20
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Realty Capital, Inc.
Date Filed: April 21, 2015

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third party tender offer subject to Rule 14d-1.
[ ]	issuer tender offer subject to Rule 13e-4.
[ ]	going private transaction subject to Rule 13e-3
[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

FINAL AMENDMENT TO TENDER OFFER

This Final Amendment to the Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by: MacKenzie Realty Capital, Inc. and MacKenzie Capital Management, LP (collectively the “Purchasers”) to purchase up to 30,000,000 Units of limited partnership interest (the “Units” as defined below) in Redwood Mortgage Investors VIII (the “Partnership”), the subject company, at a purchase price equal to $0.20 per Unit, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated April 21, 2015 (the “Offer Date”) and the related Assignment Form.

This Offer resulted in the tender by shareholders, and acceptance for payment by the Purchasers, of a total of approximately 88,518.24 Units (the number of “Units” owned by a Seller is equal to Seller’s capital account balance as of December 31, 2014).  Following the purchase of all the tendered Units, the Purchasers will own an aggregate of approximately 97,983.07 Units, or approximately 0.05% of the total outstanding Units.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           June 11, 2015

MacKenzie Realty Capital, Inc.

By:	/s/ Chip Patterson
Chip Patterson, Secretary